One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com

January 30, 2006

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C.  20549-7010

Re:	ARCADIS N.V.
Form 20-F for Fiscal Year Ended December 31, 2004
File No. 0-22628

Dear Mr. Decker:

This letter sets forth the responses of our client, ARCADIS N.V. (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Commission”), contained in a letter dated December 30, 2005 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”)

The staff’s comments and the Company’s responses to these comments are set forth below and are keyed to the sequential numbering of the comments and to the headings used in the staff’s letter. The responses are based on information provided to us by the Company.

General

1.                                       Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like.  These revisions may be included in your future filings.  Some of our comments refer to US GAAP literature.  If your accounting under IFRS differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation note.

In the responses of the Company set forth below, the Company has provided changes to the 2004 Form 20-F as examples of the additional disclosure or revisions that will be included in its future filings with the Commission.  The Company included a description of the differences between IFRS and the Company’s accounting under NL GAAP in the 2004 Form 20-F. In future filings a reconciliation between IFRS, as endorsed by the European Union, and US GAAP will be included.

Bank of America Plaza	90 Park Avenue	3201 Beechleaf Court, Suite 600	601 Pennsylvania Avenue, N.W.
101 South Tryon Street, Suite 4000	New York, NY 10016	Raleigh, NC 27604-1062	North Building, 10th Floor
Charlotte, NC 28280-4000	212-210-9400	919-862-2200	Washington, DC 20004-2601
704-444-1000	Fax: 212-210-9444	Fax: 919-862-2260	202-756-3300
Fax: 704-444-1111			Fax: 202-756-3333

Item 3 – Key Information

A. Selected Financial Data, page 1

2.                                       Please provide the exchange rate as of the most recent practicable date before you filed your Form 20-F on June 13, 2005 and the high and low exchange rates for the previous six months pursuant to Item 3.A.3(a)-(b) of Form 20-F.

In future filings, the Company intends to disclose the exchange rate as of a more recent date and to include the high and low exchange rates for each of the six months ending with the month prior to the month in which the Form 20-F is filed.  In the 2004 Form 20-F, such disclosure would have appeared as set forth below.

Exchange Rate Information

On June 10, 2005, the exchange rate between the Euro and the US dollar was € 0.82 per $1.00.  The following tables set forth, for the periods and dates indicated, information regarding the exchange rate for the Euro expressed in Euros per $1.00. The rates used for the tables are based on quotes from the Amsterdam Foreign Exchange.

Period	High	Low	Average(1)	End
Year ended December 31, 2004	€0.85	€0.73	€0.80	€0.73
Year ended December 31, 2003	0.96	0.79	0.88	0.79
Year ended December 31, 2002	1.17	1.06	1.06	0.95
Year ended December 31, 2001	1.19	1.05	1.12	1.13
Year ended December 31, 2000	1.21	0.96	1.09	1.07

(1)  Average of the exchange rates on the last day of each month during the year presented.

Period	High	Low
May 2005	€0.81	€0.77
April 2005	0.78	0.76
March 2005	0.77	0.75
February 2005	0.78	0.75
January 2005	0.77	0.75
December 2004	0.76	0.73

Item 5 – Operating and Financial Review and Prospects, page 13

A. Operating Results, page 13

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 20

3.                                       Throughout your discussion of results of operations, you refer to consolidated operating income excluding restructuring charges and before amortization of goodwill and intangibles.  You also discuss revenues excluding exchange rate differences and net income excluding currency effects and restructuring charges.  It is unclear whether these non-GAAP measures were expressly permitted under Dutch GAAP.  We note that you continue to disclose similar measures, including EBITA, after your adoption of IFRS.  If you intend to include discussion of such measures in your next Form 20-F, please tell us whether you believe such measures are non-GAAP measures under Item 10(e)(3) of Regulation S-K and, if so, how such disclosures satisfy the requirements of Item 10(e) of Regulation S-K.  Please also note that non-GAAP performance measures should be reconciled to net income.

The Company has used the following non-GAAP measures: (1) consolidated operating income excluding restructuring charges and before amortization of goodwill and intangibles; (2) net income from operations; (3) net income from operations, excluding currency effects and restructuring charges; and (4) EBITA (earnings before interest, taxes and amortization).  In addition, the Company discusses revenues excluding exchange rate differences. Although these measures are not required or expressly permitted by Dutch GAAP or IFRS, the Company uses them because it believes they provide a useful basis for comparison of result of operations from previous years.   The Company also believes these measures promote maximum transparency with regard to the financial effects of the Company’s ongoing business operations.

The Company excluded restructuring charges from consolidated operating income because, as indicated in the 2004 Form 20-4, the Company has no past history of restructuring charges and has no expectation that these charges are likely to recur in the future.  The Company also excluded the amortization of goodwill and intangibles from consolidated operating income because, unlike US GAAP and now IFRS, goodwill was required to be amortized under Dutch GAAP.  In the future, the only significant item that will be amortized by the Company is the intangible asset representing the value of projects to be completed by acquired companies that are under contract at the time of acquisition.  The Company believes that this measure is useful for investors because it provides further insight into the expected future recurring income of the Company.

With regard to the use of EBITA, the Company intends to use EBITA as a non-GAAP measure in its future filings on Form 20-F. The Company realizes that this is a non-GAAP measure, and understands the need to provide a reconciliation to net income.  EBITA as reported by the Company will consist of earnings before interest, taxes and amortization of intangibles.

Finally, the Company uses the measures revenues excluding exchange rate differences (which have the same meanings as currency effects) and net income excluding currency effects because it operates internationally, and the effects of exchange rate differences on its revenues and net income do not necessarily reflect the performance of the Company.  As noted above, the Company has also excluded restructuring charges because of their non-recurring nature.

Set forth below are reconciliations of these non-GAAP measures to net income.

Reconciliation of

Operating Income Excluding Restructuring Charges and

Before Amortization of Goodwill and Intangibles to Net Income

(In Thousands of Euros)	2004	2003	2002
Net income	20,139	21,368	24,668
Minority interest	1,908	1,544	2,080
Income from non-consolidated companies and long-term investments, after taxes	(2,448)	(2,583)	(660)
Taxes on income	9,593	11,691	14,427
Financing income/(expense) net	3,464	2,842	2,215

Operating income	32,656	34,862	42,730
Restructuring charges	4,417	—	—
Amortization of goodwill and identifiable intangibles	2,558	1,157	191
Operating income excluding restructuring charges and before amortization of goodwill and intangibles	39,631	36,019	42,921

Reconciliation of

EBITA to Net Income

(In Thousands of Euros)	2004	2003	2002
Net income	20,139	21,368	24,668
Minority interest	1,908	1,544	2,080
Income from non-consolidated companies and long-term investments, after taxes	(2,448)	(2,583)	(660)
Taxes on income	9,593	11,691	14,427
Financing income/(expense) net	3,464	2,842	2,215
Amortization of goodwill and identifiable intangibles	2,558	1,157	191
EBITA	35,214	36,019	42,921

Reconciliation of

Net Income from Operations to Net income

(In Thousands of Euros)	2004	2003	2002
Net income	20,139	21,368	24,668
Amortization	2,558	1,157	191
Net income from operations	22,697	22,525	24,859

Reconciliation of

Net Income from Operations, Excluding Currency Effects and Restructuring Charges to Net Income

(In Thousands of Euros)	2004	2003	2002
Net income	20,139	21,368	24,668
Amortization	2,558	1,157	191
Net income from Operations	22,697	22,525	24,859
Currency effects	689	1,364	870
Restructuring charges	1,366	—	—
Net income from operations excluding currency effects and restructuring charges	24,752	23,889	25,729

Currency effects are calculated by multiplying gross revenue for a fiscal year, excluding revenue from acquisitions or divestments, by difference between the exchanges rates of that fiscal year and the exchange rates for prior fiscal year.

F. Tabular Disclosure of Contractual Obligations, page 31

4.                                       Please revise your table of contractual cash obligations to include estimated interest payments on your debt and planned funding of pension benefit obligations.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.  Please refer to note 46 of SEC Release 33-8350.

In future filings, the Company intends to include the amount of estimated interest on its debt and the estimated funding obligations for its pension plans.  In the 2004 Form 20-F, such disclosure would have appeared as set forth below. The information is based on the knowledge the Company had on the date of filing the 20-F.

		Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations, including interest (subordinated loans)	1,874	1,038	499	228	109
Operating lease obligations	125,647	31,356	57,948	23,788	12,555
Capital (finance) lease obligations	2,318	291	1,294	518	215
Purchase obligations	3,505	2,010	1,495	—	—
Pension plan obligations	95,600	12,100	28,600	35,800	19,100
Other longer-term liabilities reflected under Dutch GAAP	30,008	19,784	8,533	791	900
Total	258,952	66,579	98,369	61,125	32,879

In the table above, for purposes of estimating the amount of future funding of the Company’s pension plan obligations, the Company has assumed (1) an annual growth in the salary-level of 2.5%, (2) a fixed level of the total pension premium of 18.2% on total salaries, and (3) a gradual increase in the total staff covered by the pension fund, to 3,000 in 2009 from 2,016 in 2005. The Total amount covers the period through December 31, 2010. The pension plan obligation in the “More than 5 years” column is the obligation for 2010 only.

Item 9 – The Offer and Listing, page 43

5.                                       Please disclose the annual high and low market prices for the five most recent full financial years pursuant to Item 9A.4(a) of Form 20-F.  Please also provide the most recent six months prior to filing your Form 20-F.

In future filings, the Company intends to disclose the annual high and low market prices for the five most recent full financial years and the high and low prices for each of the six months ending with the month prior to the month in which the Form 20-F is filed, as well as the high and low prices for each full fiscal quarter in the two most recent full financial years.  In the 2004 Form 20-F, such disclosure would have appeared as set forth below.

	Nasdaq National Market ($)		Amsterdam Stock Exchange (€)
Period	High	Low	High	Low
2000	8.00	6.13	9.10	7.00
2001	8.88	7.31	9.75	8.00
2002	10.35	8.00	11.19	7.94
2003	10.75	6.42	10.50	6.43
2004	18.70	11.65	13.75	9.40

2003
1st Quarter	8.80	6.42	8.75	6.43
2nd Quarter	10.75	6.51	10.50	6.43
3rd Quarter	9.14	7.18	9.00	7.58
4th Quarter	9.37	7.66	9.34	7.95
2004
1st Quarter	13.00	11.65	10.44	9.40
2nd Quarter	14.68	12.10	12.02	10.30
3rd Quarter	14.90	13.23	12.00	10.92
4th Quarter	18.70	14.29	13.75	11.45

Last Six Months
December 2004	18.70	16.05	13.75	12.10
January 2005	18.35	16.78	14.00	13.08
February 2005	21.15	18.45	16.15	14.50
March 2005	21.70	19.40	16.58	14.98
April 2005	20.52	19.50	16.65	15.40
May 2005	23.40	20.25	18.70	15.99

Financial Statements

Note 3 – Segment Information, page F-12

6.                                       We note that due to lack of differentiation in the type of services provided to various service areas, you do not consider the service areas to constitute separate reportable segments.  We assume that infrastructure, environment, buildings and communications customers are serviced by separate operating segments as defined by paragraph 10 of SFAS 131.  If so, please note that similarity of services is only on of several characteristics that must be shared by operating segments for aggregation into a single reportable segment to be appropriate.  Please refer to paragraph 17 of SFAS 131, and provide us with additional information, including an analysis of the similarity of economic factors such as margins, to help us understand the appropriateness of your segment disclosure.

If the four service areas are not served by separate operating segments, please provide us with additional information to help us understand your operating segments.  Identify your operating segments and address each of the factors defining an operating segment in paragraph 10 of SFAS 131.  Please tell us whether the chief operating decision maker is provided with operating results by service area.  Please also tell us more regarding your internal management structure and whether it is organized around geographical or service areas.

The Company does not consider its service areas - infrastructure, environment and buildings (communications was discontinued in 2004) - to be separate operating segments.  The Company operates on a geographic basis and considers those geographical areas with economic and operating similarities to be separate operating segments.  As a result, the Company maintains four reportable segments – the Netherlands, the United States, Other European Countries and Other Regions.

The Netherlands and the United States each generate at least 10% of the combined profits of all operating segments and are therefore reported separately.  No other country generates at least 10% of the Company’s revenues or profits or owns at least 10% of its assets.  However, the Company believes it is appropriate to aggregate the operating segments in Europe besides the Netherlands into one reportable segment due to their similar economic characteristics, including gross margins, in each of these geographic regions.  Other European Countries includes Belgium, the Czech Republic, France, Germany, Poland, Spain, and the United Kingdom, all of which are members of the European Union.  All operating segments not included in one of the other reportable segments were included in the reportable segment “Other Regions.” Other Regions primarily includes countries in the developing world, including Central and South America.

The operating companies included in each reportable segment (a) provide all of the company’s services, (b) use similar methods of providing these services, (c) generally have similar customers (in Other European Countries, customers are comprised of both governmental and private enterprises; in Other Regions, customers are primarily governmental entities and projects are often financed by donors such as the World Bank), (d) similar methods are used to distribute services, and (e) are subject to similar regulatory environments in each reportable segment.

Paragraph 10 of SFAS 131 defines an operating segment to be a component of an enterprise if:

•                  It engages in business activities from which it may earn revenues and incur expenses;

•                  Its operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•                  Discrete financial information is available for the segment.

The Company’s operating segments fall within this definition:

•                  Each operating segment provides all of the Company’s service areas.  Each operating segment has its own management that is responsible for reporting to the Company’s Executive Board, which is the Company’s chief operating decision maker. The Company also allocates its personnel by operating segment and not by service area.

•                  The Executive Board regularly reviews the results of the Company on an operating segment basis and assesses performance and makes determinations about the allocation of resources and future strategic plans for the Company on that basis.

•                  Each operating segment generates discrete financial information, which is then used to compile the Company’s consolidated financial statements.  The only financial information that is prepared by service area is gross revenues.  The Company can only estimate the allocation of costs by the service areas.

Note – Pension Plan, page F-25

7.                                       Please provide the disclosures required by paragraph 5 of SFAS 132(R), including a description of your investment policies and strategies, a description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumptions, benefits expected to be paid in the next five fiscal years and in the aggregate for the five years thereafter and your best estimate of contributions expected to be paid to the plan during the next fiscal year.  Please refer to paragraph 5 subparts (d)(2)-(3) and (f)-(g) of SFAS 132(R).

In future filings, the Company will provide the disclosure required by paragraph 5 of SFAS 132(R).  In the 2004 Form 20-F, such disclosure would have appeared as set forth below.

At December 31, 2004 the strategic asset-mix of the ARCADIS Pension Fund was as follows:

Category	Percentage
Bonds		40.0%
• Government	12.5%
• Credits	20.0%
• High yield	7.5%
Equities		42.5%
• Mature markets	37.5%
• Emerging markets	5.0%
Real Estate		5.0%
Hedge funds		12.5%
Total		100.0%

In 2005, the Pension Fund evaluated the long-term investment strategy. The conclusion of the Asset Liability Management study was that because of new rules of the Dutch authorities the fund can no longer accept the same risks as it accepted in the past. Therefore the board of the Pension Fund decided that the new strategic asset mix will be as follows:

Category	Percentage
Bonds		40.0%
• Government	12.5%
• Credits	20.0%
• High yield	7.5%
Equities		35.0%
• Mature markets	30.0%
• Emerging markets	5.0%
Real Estate		20.0%
Hedge funds		5.0%
Total		100.0%

Furthermore risk will be reduced by reducing the gap between the duration of the liabilities and the duration of the assets. Instruments that will be used are Interest Rate Swaps and Swaptions.

In the Asset Liability Management Study the following assumptions were made for the expected returns:

Category	Percentage
Bonds	4.0%
Equities	7.0%
Real Estate	5.2%
Hedge funds	5.3%

The overall expected long-term return is a weighted-average of the expected returns from the distinguished asset categories.

The expected returns on bonds are based on the market capital rate at the end of 2004. The returns on equities are based on the bond return plus historical data based premium of 3% for the higher risk on equities. The expected return on hedge fund is the return on cash (2%) plus a premium of 3.3%. The Pension Fund has decided to invest in “fund-of-fund” hedge funds with a very low tracking error. The fund-of-fund hedge funds invest in non-directional strategies in order to attain a diversification that leads to an investment portfolio with a low correlation to stock markets. The fund-of-fund hedge funds in which the Pension Fund invests realized returns that were higher than the assumed 5.3% in the Asset Liability Management study. In order to be prudent, with 3.3%  the Pension Fund has decided for a premium that is on the low side of the range.  The  returns on real estate is in range with the maximum assumption that the Dutch authorities (De Nederlandsche Bank) allows a pension fund to use for this category.

Most of those assets were purchased and managed by investment funds of external investment managers: ING, Robeco, Delta Lloyd, Frank Russell and Fagoed. Only a small part of the assets (2%) are managed by the fund itself.

The benefits that will be paid in the next 10 years are estimated as follows:

Benefits	Millions of EUR
2005	28.3
2006	28.8
2007	29.3
2008	29.9
2009	30.6
2010 - 2014	161.4

In the next fiscal year (2005), the contribution to the plan was estimated at EUR 13.4 million.

Note 17- Application of Generally Accepted Accounting Principles in the United States of America (a), page F-27

8.                                       Note 17(a) does not allocate goodwill to reportable segments.  Please disclose US GAAP goodwill in total and for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment.  If any portion of goodwill has not yet been allocated to a reporting unit, please disclose the unallocated amount and the reasons that amount has not been allocated.  See paragraph 45 of SFAS 142.

In future filings, the Company will allocate GAAP goodwill to reportable segments. In the 2004 Form 20-F, such disclosure would have appeared as set forth below.

The total amount of capitalized goodwill for the years 2004 and 2003 are as follows:

	2004	2003
Capitalized under NL GAAP	€48,119	€38,183
Included in reconciliation of Equity	41,076	42,870
Total capitalized goodwill under US GAAP	€89,195	€81,053

The allocation of capitalized goodwill for the years 2004 and 2003 by reportable segment is as follows:

	2004	2003
The Netherlands	€30,470	€29,980
Other European Countries	23,617	18,484
United States	28,030	26,017
Other Regions	7,078	6,572
Total	€89,195	€81,053

Note 17- Application of Generally Accepted Accounting Principles in the United States of America (c), page F-28

9.                                       Please provide us with additional information to help us understand the causes of the errors in your reconciliation, when these errors arose, and the steps you have taken to ensure that such errors do not recur in the future.

As stated in the 2004 Form 20-F on page F-28, during the preparation of the 2004 Form 20-F, the Company noted that there had been an error in the actuarial accounting for the 2003 US GAAP pension accounting.  The contributions made by the employees to the pension fund were mistakenly considered by the actuary as costs for the Company.  The computation of pension costs for Dutch GAAP purposes was not affected by the error.  Since 2004, both the Pension Fund and the Company have checked closely the actuarial accounting in order to avoid this kind of mistake in the future.

In connection with the Company’s adoption of IFRS beginning with 2005 (including comparative figures 2004), the Company initiated an internal IFRS implementation process. During this process the Company reviewed all of its accounting practices and procedures very thoroughly to determine whether all valuation principles were compliant with IFRS. It became clear that in some areas minor discrepancies to IFRS existed, although in line with Dutch GAAP. These discrepancies were adjusted at year-end 2004.  The Company also considered whether any of the items it identified had implications for its reconciliation to US GAAP.  For the items described in Note 17, it was determined that the US GAAP reconciliation for the prior years required adjustment.

The accounting manual was adjusted for IFRS, and an internal training for all financial officers was held.  We believe that this increased training in IFRS and our better understanding of the differences between IFRS and US GAAP should mitigate the risk of a similar occurrence in the future.

* * * *

The Company represents and acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings, (2) staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of the Company’s response and would like to do everything possible to facilitate your review.  If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact me at (404) 881-7364.

Sincerely,

/s/ Lesley H. Solomon

Lesley H. Solomon

Enclosures

cc:	ARCADIS N.V.
Mr. Ben A. van der Klift
Mr. M.J.A. van Oorschot
Mrs. J.M. van Bergen-Van Kruijsbergen